# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TIC Solutions, Inc., CIK 0002032966
CUSIP: 00510N102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 South Park Road, Suite 350, Hollywood, Florida (FL), 33021
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,824,562; sole dispositive power 0; shared dispositive power 35,824,562; aggregate amount beneficially owned 35,824,562 (16.2% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,824,562; sole dispositive power 0; shared dispositive power 35,824,562; aggregate amount beneficially owned 35,824,562 (16.2% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 24,002,456; sole dispositive power 0; shared dispositive power 24,002,456; aggregate amount beneficially owned 24,002,456 (10.9% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 24,002,456; sole dispositive power 0; shared dispositive power 24,002,456; aggregate amount beneficially owned 24,002,456 (10.9% of the class)
  Comment: See Item 4
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 24,002,456; sole dispositive power 0; shared dispositive power 24,002,456; aggregate amount beneficially owned 24,002,456 (10.9% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,822,106; sole dispositive power 0; shared dispositive power 11,822,106; aggregate amount beneficially owned 11,822,106 (5.3% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,822,106; sole dispositive power 0; shared dispositive power 11,822,106; aggregate amount beneficially owned 11,822,106 (5.3% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown (Aggregator) LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,822,106; sole dispositive power 0; shared dispositive power 11,822,106; aggregate amount beneficially owned 11,822,106 (5.3% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,824,562; sole dispositive power 0; shared dispositive power 35,824,562; aggregate amount beneficially owned 35,824,562 (16.2% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,824,562; sole dispositive power 0; shared dispositive power 35,824,562; aggregate amount beneficially owned 35,824,562 (16.2% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: TIC Solutions, Inc.
Address of issuer's principal executive offices: 200 South Park Road, Suite 350, Hollywood, Florida 33021

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),
Viking Global Opportunities GP LLC ("Opportunities GP"),
Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),
Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"),
Viking Global Opportunities Drawdown GP LLC ("VGOD GP"),
Viking Global Opportunities Drawdown Portfolio GP LLC ("VGOD Portfolio GP"),
Viking Global Opportunities Drawdown (Aggregator) LP ("VGOD"),
O. Andreas Halvorsen and Rose S. Shabet (collectively, the "Reporting Persons")

Effective March 31, 2026, David C. Ott ("Mr. Ott") retired from his roles as Advisory Director of VGI and Executive Committee Member of each of Viking Global Partners LLC (the general partner of VGI) and Opportunities Parent. Accordingly, this Amendment No. 1 is being filed to remove Mr. Ott as a Reporting Person from this Schedule 13G, as Mr. Ott is no longer a beneficial owner of any of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOD GP and VGOD Portfolio GP are Delaware limited liability companies; VGOP and VGOD are Cayman Islands exempted limited partnerships; O. Andreas Halvorsen is a citizen of Norway; and Rose S. Shabet is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 35,824,562

VGI provides managerial services to VGOP and VGOD. VGI has the authority to dispose of and vote the shares of Common Stock directly held by VGOP and VGOD. VGI does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGOP and VGOD.

VGI beneficially owns 35,824,562 shares of Common Stock consisting of (i) 24,002,456 shares of Common Stock directly owned by VGOP and (ii) 11,822,106 shares of Common Stock directly owned by VGOD.

Opportunities Parent: 35,824,562

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP (which consists of the shares of Common Stock directly held by VGOP), and is the sole member of VGOD GP, which has the authority to dispose of and vote the shares of Common Stock controlled by VGOD Portfolio GP (which consists of the shares of Common Stock directly held by VGOD). Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock directly held by VGOP and VGOD.

Opportunities Parent beneficially owns 35,824,562 shares of Common Stock consisting of (i) 24,002,456 shares of Common Stock directly owned by VGOP and (ii) 11,822,106 shares of Common Stock directly owned by VGOD.

Opportunities GP: 24,002,456

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOP. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

Opportunities GP beneficially owns 24,002,456 shares of Common Stock consisting of 24,002,456 shares of Common Stock directly owned by VGOP.

Opportunities Portfolio GP: 24,002,456

Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the shares of Common Stock directly owned by VGOP. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

Opportunities Portfolio GP beneficially owns 24,002,456 shares of Common Stock consisting of 24,002,456 shares of Common Stock directly owned by VGOP.

VGOP: 24,002,456

VGOP has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

VGOD GP: 11,822,106

VGOD GP serves as the sole member of VGOD Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by VGOD Portfolio GP, which consists of the shares of Common Stock that VGOD directly owns. In addition, VGOD GP is the general partner of each of Viking Global Opportunities Drawdown (Onshore) LP and Viking Global Opportunities Drawdown (Offshore) LP. VGOD GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGOD GP may be deemed to beneficially own the shares of Common Stock that VGOD directly owns.

VGOD GP beneficially owns 11,822,106 shares of Common Stock consisting of 11,822,106 shares of Common Stock directly owned by VGOD.

VGOD Portfolio GP: 11,822,106

VGOD Portfolio GP serves as the general partner of VGOD and has the authority to dispose of and vote the shares of Common Stock that VGOD directly owns. VGOD Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGOD Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOD directly owns.

VGOD Portfolio GP beneficially owns 11,822,106 shares of Common Stock consisting of 11,822,106 shares of Common Stock directly owned by VGOD.

VGOD: 11,822,106

VGOD has the authority to dispose of and vote the shares of Common Stock that it directly owns, which power may be exercised by its general partner, VGOD Portfolio GP, and by VGI, an affiliate of VGOD Portfolio GP, which provides managerial services to VGOD.

Viking Global Opportunities Drawdown (Offshore) LP (a Cayman Islands exempted limited partnership) and Viking Global Opportunities Drawdown (Onshore) LP (a Delaware limited partnership) invest substantially all of their assets in VGOD.

O. Andreas Halvorsen and Rose S. Shabet: 35,824,562

Mr. Halvorsen and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities Parent. Neither Mr. Halvorsen nor Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGOP and VGOD.

Mr. Halvorsen and Ms. Shabet each beneficially own 35,824,562 shares of Common Stock consisting of (i) 24,002,456 shares of Common Stock directly owned by VGOP and (ii) 11,822,106 shares of Common Stock directly owned by VGOD.

In addition to the shares of Common Stock reported herein, each of VGOD and VGOP holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, collectively may be deemed to have an indirect economic interest in certain shares of Common Stock held by Mariposa Acquisition IX, LLC. However, none of VGOD, VGOP nor any of the Reporting Persons have any beneficial ownership in such shares at this time, and so such shares have been excluded from the number of shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13G.
Percent of class:
The percentages set forth herein are based on 221,039,674 shares of Common Stock outstanding as of March 31, 2026, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "Commission") on May 6, 2026.

VGI: 16.2%
Opportunities Parent: 16.2%
Opportunities GP: 10.9%
Opportunities Portfolio GP: 10.9%
VGOP: 10.9%
VGOD GP: 5.3%
VGOD Portfolio GP: 5.3%
VGOD: 5.3%
O. Andreas Halvorsen and Rose S. Shabet: 16.2%
Sole power to vote or to direct the vote:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
VGOD GP: 0
VGOD Portfolio GP: 0
VGOD: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 35,824,562
Opportunities Parent: 35,824,562
Opportunities GP: 24,002,456
Opportunities Portfolio GP: 24,002,456
VGOP: 24,002,456
VGOD GP: 11,822,106
VGOD Portfolio GP: 11,822,106
VGOD: 11,822,106
O. Andreas Halvorsen and Rose S. Shabet: 35,824,562
Sole power to dispose or to direct the disposition:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
VGOD GP: 0
VGOD Portfolio GP: 0
VGOD: 0
O. Andreas Halvorsen and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 35,824,562
Opportunities Parent: 35,824,562
Opportunities GP: 24,002,456
Opportunities Portfolio GP: 24,002,456
VGOP: 24,002,456
VGOD GP: 11,822,106
VGOD Portfolio GP: 11,822,106
VGOD: 11,822,106
O. Andreas Halvorsen and Rose S. Shabet: 35,824,562

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2) (05/15/2026)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2) (05/15/2026)
- Viking Global Opportunities Drawdown GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities Drawdown Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown Portfolio GP LLC (1)(2) (05/15/2026)
- Viking Global Opportunities Drawdown (Aggregator) LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown (Aggregator) LP (1)(2) (05/15/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (05/15/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (2) (05/15/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).